Exhibit 99.1

May 14, 2013

GW Pharmaceuticals to Report Interim 2013 Results and Host Conference Call on 3 June, 2013

London, UK, 14 May 2013: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or “the Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, will be announcing interim financial results for the six months ended 31 March 2013 on Monday, 3 June 2013, prior to the UK stock market open. GW will also host a conference call the same day at 1:00 p.m. BST (8:00 a.m. EDT). GW is currently in a “quiet period” due to the Company’s recent Initial Public Offering of American Depository Shares on the Nasdaq Capital Market exchange and has decided to hold its Interim results presentation after the expiration of this quiet period.

Conference call information will be provided in the interim financial results press release. A replay of the call will also be available through the Company’s website (www.gwpharm.com) shortly after the call.

Enquiries:

GW Pharmaceuticals plc

Justin Gover, CEO
+44 1980 557000

Stephen Schultz, VP Investor Relations
+ 1 401 500 6570

FTI Consulting

Ben Atwell / Simon Conway / John Dineen (European media enquiries)
+44 20 7831 3113

Robert Stanislaro (US media enquiries)
+1 212 850 5657

Trout Group, LLC (US investor relations)

Jonathan Fassberg / Seth Lewis / Danielle Spangler
+1 646 378 2900

Peel Hunt LLP (UK Nominated Adviser and Broker)

James Steel / Vijay Barathan
+44 20 7418 8900

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 21 countries. Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has established a world leading position in the development of plant-derived cannabinoid therapeutics and has a deep pipeline of additional cannabinoid product candidates, including two distinct compounds, GWP42004 and GWP42003, in Phase 2 clinical development for Type 2 diabetes and ulcerative colitis, respectively, and at least two additional programs expected to enter Phase 1 and Phase 2 clinical trials in the next 12 months. For further information, please visit www.gwpharm.com.